SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13d
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           LNR PROPERTY CORPORATION
-------------------------------------------------------------------------------
                               (Name of issuer)


                             CLASS B COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of class of securities)


                                   501940209
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                                (CUSIP number)


       LEONARD MILLER, 700 NORTHWEST 107TH AVENUE, MIAMI, FLORIDA 33172
-------------------------------------------------------------------------------
                 (Name, address and telephone number of person authorized
                       to receive notices and communications)


                               OCTOBER 31, 1997
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box
<square>.


           NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                  (Continued on following pages)

                        (Page 1 of 7 Pages)

NH2615.1

CUSIP NO.  501940209               13D                        PAGE 2 OF 7 PAGES



           1           NAME OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    Leonard Miller
           2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)
<square>

                                                                                                       (b)
<checked-box>
           3           SEC USE ONLY

           4           SOURCE OF FUNDS*
                              00
           5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
<square>

           6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S. Citizen

     NUMBER OF SHARES             7         SOLE VOTING POWER
  BENEFICIALLY OWNED BY                            9,897,930
  EACH REPORTING PERSON
          WITH
                                  8         SHARED VOTING POWER
                                                   30,000
                                  9         SOLE DISPOSITIVE POWER
                                                   9,897,930
                                 10         SHARED DISPOSITIVE POWER
                                                   30,000

          11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       9,927,930
          12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
<square>

          13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       27.53% of Common Stock
          14           TYPE OF REPORTING PERSON*
                              PN

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  501940209                    13D                   PAGE 3 OF 7 PAGES


ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the Common Stock of LNR Property Corporation ("Common Stock"). The executive offices of LNR Property Corporation ("LNR") are located at 760 Northwest 107th Avenue, Miami, Florida 33172.

ITEM 2.   IDENTITY AND BACKGROUND.

Leonard Miller

     The person filing this Statement is Leonard Miller. Mr. Miller's business address is 700 Northwest 107th Avenue, Miami, Florida 33172. His principal occupation is as Chairman of the Board of Lennar Corporation ("Lennar") at 700 Northwest 107th Avenue Miami, Florida 33172.

     Mr. Miller is the sole shareholder and chief executive officer of LMM Family Corporation (the "Corporation"), a Delaware corporation, which is the general partner of MFA Limited Partnership ("MFA") and the general partner of LMM Family Partnership, L.P. ("LMM"). Mr. Miller is also President of Miller Family Foundation, Inc. (the "Foundation").

     Leonard Miller has not been convicted in a criminal proceeding in the last five years.

     Leonard Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.

     Leonard Miller is a U.S. citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Leonard Miller
     Leonard Miller acquired 3,315,710 shares of Lennar Class B Common Stock in 1987 (which, by reason of stock splits, became 9,947,130 shares) in exchange for an equal number of shares of Lennar Common Stock. Of these shares acquired in 1987, Mr. Miller transferred 6,444,130 shares of Lennar Class B Common Stock, in 1994 to MFA as a capital contribution. Mr. Miller also transferred 3,325,000 shares to LMM in exchange for a limited partnership interest in LMM. Mr. Miller subsequently transferred his limited partnership interest in LMM to L.M. GRAT (a grantor retained annuity trust) (the "Trust").

CUSIP NO.  501940209                    13D              PAGE 4 OF 7 PAGES

     Subsequently, MFA transferred 2,000,000 shares of LMM and 30,000 shares to the Foundation, of which Leonard Miller is the President.

     On October 31, 1997, Lennar Corporation ("Lennar") distributed to its stockholders (the "Spin-Off") one share of
     Common Stock for each share of Lennar Common Stock or Lennar Class B Common Stock held on September 2, 1997, with the option to exchange any shares of LNR Common Stock for shares of LNR Class B Common Stock. On November 10, 1997, MFA, LMM and the Foundation each exchanged all the LNR Common Stock they received in the Spin-Off for LNR Class B Stock. The LNR Class B Stock can at any time be converted into LNR Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

     The acquisition of the Shares of Class B Common Stock by MFA, LMM and the Foundation will not:

     a) result in the acquisition by any person of additional securities of Lennar, or the disposition of securities of LNR.

     b) result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LNR or any of its subsidiaries.

     c) result in the sale or transfer of a material amount of assets of LNR or of any of its subsidiaries.

     d) result in any change in the present board of directors or management of LNR, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     e) result in any material change in the present capitalization or dividend policy of LNR.

     f) result in any other material change in LNR's business or corporate structure.

     g) result in changes in LNR's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of LNR by any person.

     h) result in causing a class of securities of LNR to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

CUSIP NO.  501940209                    13D                  PAGE 5 OF 7 PAGES

     i) result in a class of equity securities of LNR becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

     j)   result in any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     a) Leonard Miller has beneficial ownership in 9,927,930 shares of Class B Common Stock, which are convertible into 9,927,930 shares of Common Stock, which would be 27.53% of the Common Stock.

     MFA owns 4,397,930 shares of Class B Common Stock, which are convertible into 4,397,930 shares of Common Stock, which would be equal to 12.19% of the Common Stock.

     LMM owns 5,500,000 shares of Class B Common Stock, which are convertible into 5,500,000 shares of Common Stock, which would be equal to 15.25% of the Common Stock.

     The Corporation has a 5% interest in both MFA and LMM, and as a result is deemed to have an indirect interest in 5% of the 4,397,930 shares of Common Stock issuable upon conversion of the Class B Common Stock held by MFA and the 5,500,000 shares of Common Stock issuable upon conversion of the Class B Common Stock held by LMM. Therefore, the Corporation has an indirect interest in 494,897 shares of Common Stock, which would be equal to 1.37% of the Common Stock.

     Leonard Miller, as the sole shareholder of the Corporation, has a 100% interest in the Corporation's 5% interest in the 9,897,930 shares of Common Stock issuable upon conversion of the Class B Common Stock held by MFA and LMM. In addition, Mr. Miller, as a limited partner of MFA, has a 94%, and his wife has the remaining 1%, pecuniary interest in the 4,397,930 shares of Common Stock issuable upon conversion of the Class B Common Stock held by MFA. Therefore, Mr. Miller is deemed to be the beneficial owner of the entire 4,397,930 shares of Class B Common Stock held by MFA. However, Mr. Miller's beneficial ownership in those shares is indirect, rather than direct.

     The Trust, as a limited partner of LMM, has virtually the entire pecuniary interest in the shares of Common Stock issuable upon conversion of the Class B Common Stock held by LMM. During the term of the Trust, Mr. Miller is to receive annually an amount equal to 39.244% of the fair market value of the Trust assets at the time of the Trust's creation out of the Trust's income, and to the extent income is insufficient, out of the Trust's principal. Although the Trust is irrevocable, Mr. Miller has the right to substitute other assets for the limited partnership interest in LMM as an asset of the

CUSIP NO.  501940209                    13D                  PAGE 6 OF 7 PAGES

     Trust. As a result of his ownership of all the outstanding stock of the Corporation and his beneficial interest in the Trust, Mr. Miller is deemed to be the indirect beneficial owner of the 5,500,000 shares of Class B Common Stock owned by LMM and the 5,500,000 shares of Common Stock issuable on conversion of that Class B Common Stock.

          As the President of the Foundation, Mr. Miller may be deemed to have indirect beneficial ownership of the 30,000 shares of Class B Common Stock owned by the Foundation.

     b) Leonard Miller, as the sole shareholder and chief executive officer of the Corporation, which is the general partner of MFA and LMM, has the sole power to direct the vote and disposition of the 4,397,930 shares of Class B Common Stock held by MFA and of the 5,500,000 shares of Class B Common Stock held by LMM. Mr. Miller, as the President of the Foundation, has the power to direct the vote and disposition of the 30,000 shares of Class B Common Stock held by the Foundation.

     c) On June 10, 1997, Lennar announced that it had entered into a Separation and Distribution Agreement with LNR providing for the spin-off of LNR through the distribution of all its Common Stock to holders
     of  Lennar Common Stock and Lennar Class B Common Stock.   On  October
     31, 1997, the Spin-Off was completed. In the Spin-Off, holders of Lennar Common Stock and Lennar Class B Common Stock on September 2, 1997 received one share of Common Stock for each share of Lennar Common Stock or Lennar Class B Common Stock held at that date, with the option to exchange any shares of Common Stock for shares of Class B Common Stock. MFA received 4,397,930 shares of Common Stock as a result of the Spin-Off, which it elected to exchange for 4,397,930
     shares  of  Class B Common  Stock.   LMM  received 5,500,000 shares of
     Common Stock as a result of the Spin-Off, which it elected to exchange for 5,500,000 shares of Class B Common Stock. The Foundation received 30,000 shares of Common Stock as a result of the Spin-Off, which it elected to exchange for 30,000 shares of Class B Common Stock.

     d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 regarding the 4,397,930 shares of Class B Common Stock held by MFA, the 5,500,000 shares of Class B Common Stock held by LMM or the 30,000 shares of Class B Common Stock held by the Foundation.

CUSIP NO.  501940209                    13D                  PAGE 7 OF 7 PAGES

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

                             SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  NOVEMBER  10, 1997
                                       ----------------------------------------
                                                      (Date)



                                                  /S/ LEONARD MILLER
                                       ----------------------------------------
                                                      Leonard Miller